August 5, 2002

Deborah McCombe
Chief Mining Consultant
Ontario Securities Commission
20 Queen Street West, Suite 1900
Toronto, ON M5H 3S8

Reference: Written Consent of Qualified Person

Dear Ms. McCombe:

I, Alan Noble, acting as an independent Qualified Person as defined by National Instrument 43-101 for the Technical Report entitled Summary- Feasibility Study Aguablanca Project dated July 2002, hereby consent to the filing of the technical report and to written disclosure of the technical report.

Sincerely,

Alan C. Noble

Alan Noble
Ore Reserves Engineering
Lakewood, Colorado